Room 4561
						April 20, 2006



Mr. Dov Baharav
Chief Executive Officer
Amdocs Limited
1390 Timberlake Manor Parkway
Chesterfield, MO 63017

Re:	Amdocs Limited
	Form 20-F for Fiscal Year Ended September 30, 2005
	Filed December 28, 2005
	Form 6-K filed January 19, 2006
	File No. 001-14840


Dear Mr. Baharav:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended September 30, 2005

Financial Statements

Note 3 - Acquisitions, page F-17

Certen

1. We note your disclosure regarding a revision to the purchase price allocation recorded during 2005 that resulted in a decrease in goodwill. Describe for us the facts and circumstances that led you to record the purchase price adjustment. As part of your response, describe, in reasonable detail, the nature and amount of the items underlying this revision. Additionally, explain your basis for concluding that it was appropriate to revise the purchase price allocation for the identified items. Explain how you considered the guidance of SFAS 141, pars. 40 and 41.

DST Innovis

2. We note your acquisition of DST Innovis on July 1, 2005 and the related purchase price allocation. Describe for us, in reasonable detail, the nature and terms of the "Printing and mailing obligation". Tell us how this amount was determined. Explain when, and under what circumstances, the liability associated with this obligation will be reversed. Explain why this obligation was considered to be part of the purchase price allocation.

3. Explain to us your basis for your conclusion that 15 years is an appropriate amortization period for the acquired customer arrangements. Describe for us any objective, reliable evidence that supports your conclusion.

Longshine

4. Tell us whether you acquired a direct, 100% ownership interest in
Longshine Information Technology as a result of the August 3, 2005 purchase transaction. If not, explain the structure and extent of your ownership interest.

Note 8 - Goodwill and Intangible Assets, Net, page F-25

5. We note the disclosure relating to where the amortization expense of identified intangible assets is included within the statement of operations. Tell us where the amortization expense of each of the identified intangible assets recorded in conjunction with the XACCT, the Innovis and the Longshine acquisitions is reflected.

Note 12 - Convertible Notes, page F-29

6. Please explain to us in thorough detail how you have applied the
guidance in EITF Issue 00-19 in evaluating whether the conversion features of the Convertible Senior Notes issued in March 2004 include embedded derivatives that you should account for at fair value under
SFAS 133.   For further guidance see pages 30 through 32 in the
Division of Corporation Finance Current Accounting and Disclosure Issues Guide at http://www.sec.gov/divisions/corpfin/acctdis120105.pdfin.

7. Further, explain to us in greater detail the nature of negotiated agreements whereby the Board of Directors gave approval for the repurchase of Ordinary Shares sold short by the purchasers of the Notes (i.e. these agreements appear to have been entered into concurrently with the sale of the Notes) in order to offset the dilutive effect of the potential shares issuable upon conversion.

Form 6-K filed January 19, 2006

8. We note the non-GAAP information included in your press release furnished in the Form 6-K filed January 19, 2006. Your non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation. Following are such inconsistencies in greater detail:

* Your disclosure does not clearly identify those measures which have been presented on a non-GAAP basis. However, the presentation includes numerous non-GAAP measures including, but not limited to, non-GAAP cost of services, various non-GAAP operating expense items, non-GAAP operating income, non-GAAP income before income taxes, non-
GAAP net income and non-GAP earnings per share. Note that each line item, sub-total or total, for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified and addressed in the accompanying disclosure. See Items
10(e)(1)(i)(C), 10(e)(1)(i)(D) and 10(e)(2) of Regulation S-K.

* As each of the non-GAAP measures excludes items that are considered recurring in nature, you must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measures is useful when these items are excluded. See Question 8 of the June 13, 2003 FAQs.

* We note no substantive disclosure that addresses the disclosures in
Question 8 of the FAQ. For example, the disclosure does not explain the manner in which management uses each measure and the economic substance behind that decision, why it is useful to an investor to segregate business combination accounting and acquisition related expenses from GAAP results, or how your presentation enables an investor to compare results to periods prior to acquisitions. Further, you do not describe the material limitations associated with each measure or the manner in which you compensate for such limitations.

9. We note your presentation of consolidated statements of income excluding certain charges. In view of the nature, content and format of the presentation, we question whether it complies with Item
100(b)
of Regulation G.  In this regard we note the following:

* Presentation of a full non-GAAP Statement of Operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles; and,

* The presentation includes the revenue streams from acquired entities but excludes material costs of acquiring those revenue streams.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Marc Thomas, Senior Staff Accountant at (202) 551-3452 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,




      Brad Skinner
							Accounting Branch Chief
Mr. Dov Baharav
Amdocs Limited
April 20, 2006
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